SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Syntroleum Corporation

(Name of Issuer)

Common stock, par value $ 0.01 per share

(Title of Class of Securities)

871630 10 9

(CUSIP Number)

Kenneth L. Agee

Syntroleum Corporation

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 871630 10 9

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Kenneth L. Agee

(2)	Check the Appropriate Box if a Member of a Group
		(a)	☐
		(b)	☒

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

United States of America

Number of	(7)	Sole Voting Power	4,185,733
Shares Bene-		____________________________________________________________
ficially	(8)	Shared Voting Power	0
Owned by		____________________________________________________________
Each Report-	(9)	Sole Dispositive Power	4,185,733
ing Person		____________________________________________________________
With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,185,733

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11)
7.6%

(14)	Type of Reporting Person (See Instructions)	IN

Amendment No. 6 to Schedule 13D.

Kenneth L. Agee (“Mr. Agee”) hereby amends and supplements (“Amendment No. 6”) his statement on Schedule 13D, as originally filed by Mr. Agee on August 17, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed by Mr. Agee on October 9, 1998 (“Amendment No. 1”), Amendment No. 2 filed by Mr. Agee on January 7, 1999, (“Amendment No. 2”), Amendment No. 3 filed by Mr. Agee on January 19, 1999 (“Amendment No. 3”), Amendment No. 4 filed by Mr. Agee on July 19, 2000 (“Amendment No. 4”) and Amendment No. 5 filed by Mr. Agee on July 1, 2003 (”Amendment No. 5”) with respect to the common stock, par value $.01 per share (the “Common Stock”), of Syntroleum Corporation, a Delaware corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D, as amended, is hereby amended to read in its entirety as follows:

Mr. Agee may be deemed to be the beneficial owner of an aggregate of 4,185,733 shares of Common Stock (approximately 7.6% of the approximately 55,433,771 shares outstanding, determined by reference to the approximately 55,433,771 shares of Common Stock reported in the Company’s quarterly report on Form 10-Q filed August 9, 2005). Mr. Agee has the sole power to vote and dispose of shares of Common Stock directly beneficially owned by him.

Included in the referenced shares are 90,744 shares of Common Stock owned by his children for which Mr. Agee serves as custodian under the Oklahoma Uniform Transfers to Minors Act. As custodian, Mr. Agee has the sole power to vote and dispose of such shares. As a result, Mr. Agee may be deemed to be the beneficial owner of the shares of Common Stock owned by his children; however, Mr. Agee disclaims the beneficial ownership of the Common Stock owned by his children.

Also included in the referenced shares are 225,000 shares which Mr. Agee has the right to acquire pursuant to stock options granted by the Company to Mr. Agee. These options are presently exercisable by Mr. Agee, and, in accordance with the Securities and Exchange Commission Rule 13d-3, are deemed to be beneficially owned by Mr. Agee because such options are exercisable within 60 days of the filing of this Amendment No. 6. See Item 6, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” for a discussion of Mr. Agee’s options.

Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Agee has not effected any transaction in Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to the Schedule 13D, as amended, is hereby amended and supplemented as follows:

On October 23, 2000, December 20, 2002 and June 23, 2005, Mr. Agee was granted options to purchase an aggregate of 575,000 shares of Common Stock. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant of the options at purchase prices of $18.01, $1.54 and $10.52 per share. The options granted on December 20, 2002 and June 23, 2005 expire ten years from the respective dates of grant. The options granted on October 23, 2000 expire five years from the date of grant. Because a total of 225,000 shares are exercisable within 60 days of the filing of this Amendment No. 6, Mr. Agee is, in accordance with the Securities and Exchange Commission Rule 13d-3, deemed to be the beneficial owner of such shares and they have been included in the total shares beneficially owned by Mr. Agee as set forth in this Amendment No. 6.

On June 29, 2005, Kenneth L. Agee and Cindy A. Agee TIC, a trust controlled by Mr. Agee (the “Trust”), and Merrill Lynch, Pierce, Fenner & Smith (“Merrill”) agreed upon the definitive terms of a prepaid variable forward sales contract (“Forward Contract”) with respect to 200,000 shares of Common Stock. Pursuant to the Forward Contract, the Trust received $1,806,000 and is required to deliver to Merrill on or around June 29, 2007 a variable number of shares of Common Stock not to exceed 200,000 shares. The actual number of underlying shares to be delivered will be determined based upon the market price of the shares at the maturity of the Forward Contract. If such market price is less than or equal to $10.50 per share, then the Trust will be obligated to deliver the full amount of the underlying securities, and if such market price is above $10.50 per share, then the Trust will be obligated to deliver a lesser amount of underlying securities based upon a predetermined formula.

Item 7.	Materials to be Filed as Exhibits

Exhibit I.	Confirmation between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Kenneth L. Agee and Cindy A. Agee TIC dated June 29, 2005

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2005

/s/ Kenneth L. Agee

Kenneth L. Agee

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